EXHIBIT 12.1

RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

The following table sets forth the ratio of earnings to fixed charges and preferred stock dividends for the periods indicated:

Three Months Ended September 30,		Six Months Ended September 30,
2004	2003	2004	2003
1.8	1.7	1.8	1.8

For purposes of computing these ratios, earnings have been calculated by adding fixed charges (excluding preferred stock dividends and capitalized interest) to pretax income from continuing operations before adjustment for minority interest in income of consolidated partnership or equity in income of unconsolidated ventures plus distributions from equity investee.  Fixed charges consist of interest costs, whether expensed or capitalized, preferred stock dividend requirements, the interest component of rental expense, if any, and amortization of debt discounts and issue costs, whether expensed or capitalized.

CALCULATION OF COMBINED RATIO OF EARNINGS TO FIXED CHARGES

AND PREFERRED STOCK DIVIDEND REQUIREMENTS

(DOLLAR AMOUNTS IN THOUSANDS)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2004	2003	2004	2003
EARNINGS:
Pretax income from continuing operations before adjustment for minority interests in income of consolidated partnership or equity in income of unconsolidated ventures	$32,405	$29,878	$101,858	$97,212
Interest expense (including amortization of debt discount and issuing costs)	26,208	25,824	79,249	76,794
Distributions from equity investee	50	229	209	715
Interest component of rental expense	120	113	316	319
Total	$58,783	$56,044	$181,632	$175,040

FIXED CHARGES:
Interest expense (including amortization of debt discount and issuing costs)	$26,208	$25,824	$79,261	$76,794
Capitalized interest	1,587	1,121	4,603	3,084
Interest component of rental expense	120	113	316	319
Total	$27,915	$27,058	$84,180	$80,197

PREFERRED DIVIDEND REQUIREMENTS	$5,458	$5,279	$16,008	$15,891

TOTAL FIXED CHARGES AND PREFERRED DIVIDEND REQUIREMENTS	$33,373	$32,337	$100,188	$96,088

RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDEND REQUIREMENTS	1.8	1.7	1.8	1.8